June 23, 2017

VIA EDGAR

H. Roger Schwall
Assistant Director

Office of Natural Resources
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Registration Statement on Form S-1 Filed on May 23, 2017 File No. 333-218191

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2017. On June 15, 2017, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Registration Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Registration Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

General

1.	We note the recent restructuring arrangement with your subordinated lender, the termination of the management services agreement and the sale of your remaining stake in the newly created entity in connection with the sale of such assets to a third party. As a result of this series of transactions, it appears that you now only hold cash assets and possess no meaningful operations. In view of the foregoing, it seems that your current business, as well as your plan for the offering proceeds in this transaction, may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. Additionally, if you believe that you do not fall within the definition of a blank check company, as defined in Rule 419(a)(2) of Regulation C, appropriate disclosure should be included to demonstrate your status as a non-blank check company, including a more detailed discussion pertaining to the SPAC entity you plan to establish.

STINSON.COM	150 SOUTH FIFTH STREET, SUITE 2300 • MINNEAPOLIS, MN 55402 612.335.1500 MAIN • 612.335.1657 FAX

H. Roger Schwall

June 23, 2017

Response:

For the reasons discussed below and disclosed in the Company’s periodic filings, the Company should not be deemed a blank check company for purposes of Rule 419 of Regulation C.

Rule 419(a)(2)(i) of Regulation C defines a “blank check company” as a company that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”

As an initial matter, the Company is not a development stage company. Nor is the Company’s business plan to engage in a merger or acquisition of an unidentified entity or companies. The Company’s specific operational business plan is focused on managing oil and gas assets in which it has an indirect minority interest. The Company continues to hold its interest in Black Ridge Holding Company, LLC although it has entered into an agreement to sell such interest as its joint venture partner sold the underlying oil and gas assets earlier this year. In addition, the Company has recently and will continue to pursue distressed asset acquisitions in the Bakken and/or Three Forks and other formations that may be acquired with capital from our existing joint venture partners or other capital providers. The Company intends to create value for these joint venture partners and capital providers by identifying and targeting acreage positions in oil and gas prospects with attractive returns on the capital employed. In assessing a project’s suitability for investment, the Company evaluates, amongst other factors, reserve potential, operator performance, anticipated well costs and anticipated operating expenses. The Company focuses on identifying minority interests in multiple drilling units and, thus, is able to diversify its partners’ risk across numerous wells. The Company has received revenue for management and consulting services provided to BRHC since its reorganization in the second quarter of 2016 through June 30, 2017 and expects to receive revenue from management services to other private equity sponsors once oil and gas assets are acquired by such sponsors.

To date, the Company has taken substantive steps in furtherance of its business plan including evaluating, negotiating, and placing bids for oil and gas assets on behalf of third party entities that reflect a combined purchase price and anticipated capital expenditures for well costs of over $2 billion over the last two years. The Company has also evaluated multiple oil and gas asset packages that it declined to make a bid or offer to acquire. The Company has engaged with at least five different private equity sources of capital as potential joint venture partners to submit bids for oil and gas assets although it has not entered into any formal engagement or joint venture with any of the potential partners (except for Merced Capital) and plans to only enter into a formal agreement following a successful bid. At this time the Company has not completed acquisitions with any joint venture partners, but currently has pending bid submissions for the acquisition of oil and gas assets. The process, amounts and partners participating in ongoing bid submissions are confidential during the duration of the bidding process or until the investment is complete. As such, due to the competitively sensitive nature of such information, the Company is supplementally submitting additional information confirming the Company’s ongoing business operations for the Staff’s consideration under Rule 418 of the Securities Act. In accordance with Rule 418(b), the Company respectfully requests that the Staff return or destroy this supplemental information at the completion of its review. In addition, the Company will request confidential treatment for all such information included in its supplemental submission in accordance with SEC Rule 83.

The Company’s sponsorship of a SPAC is intended to serve as a separate investment distinct from the Company’s primary business operations. The Company intends to continue to focus on its current business plan as described above and in the Registration Statement and has no intention of relying on its proposed sponsorship of a SPAC as its sole or primary source of revenue.

Consistent with the foregoing discussion, the Company has revised the Registration to prominently disclose that it is not a blank check company under Rule 419 on both the cover page and within the Company’s description of its business in the prospectus.

H. Roger Schwall

June 23, 2017

2.	The scope of the formation activities you plan to undertake in connection with the formation of a SPAC entity is unclear from your current disclosure. You reference, in multiple locations, the “sponsorship of a special purpose acquisition company (SPAC).” It is unclear how the relationship between you and the SPAC would be structured. More specifically, it is unclear how you plan to pursue organizing activities, including the holding of founder shares in newly created entity, in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please expand your disclosure to address these issues.

Response:

As discussed in the Registration Statement under the heading “SPAC Sponsorship,” the Company as sponsor of the SPAC will make an initial contribution to the SPAC in exchange for shares and warrants in the SPAC that could represent beneficial ownership of approximately 20% of the SPAC’s shares. The Company’s planned SPAC sponsorship is only one piece of its current business activities.

The Company believes that its current business activities would preclude it from being characterized as an investment company under the Investment Company Act of 1940, as amended, (the “Investment Company Act”) because it is not and does not hold itself out as being, “engaged primarily” in the business of investing, reinvesting, or trading in securities.

In particular, the Company is not currently and will not in the future be primarily engaged in the business of investing, reinvesting, owning, holding, or trading in the SPAC securities. As discussed in the immediately preceding response and in the Company’s periodic filings, the Company intends to continue to be primarily engaged in its current business activities focusing on management of oil and gas assets in which it has indirect minority interest while seeking to enter into relationships with partners to pursue distressed asset acquisitions in the oil and gas industry. Please also refer to the supplemental information about the Company’s ongoing business operations included in our submission under Rule 418. Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

In determining whether an issuer is engaged primarily in investing in securities, the Commission generally applies the five factor test enunciated in In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (the “Toponah test”). The five factors are: (i) the company’s historical development, (ii) its public representations of policy, (iii) the activities of its officers and directors, (iv) the nature of its present assets and (v) the sources of its present income. Applying the Tonopah test, the Company should not be considered an investment company.

The Company’s operating history is inconsistent with that of an investment company: since November 2011, the Company has described itself as an oil and gas company that pursues distressed asset acquisitions in all unconventional, onshore U.S. oil and gas basins, including over $100 million previously invested in the Williston Basin in North Dakota and Montana. In addition, the Company’s management team has been involved with the submission of bids for joint venture partners of the Company on over $2 billion of opportunities since June 2015. The Company’s management team would similarly be heavily involved in identifying and evaluating potential investments in oil and gas assets by the SPAC and the ongoing management and operation of such assets if the SPAC were to make an acquisition in the oil and gas industry.

The Company continues to present itself to the public (and to investors) as an operating company as consistently indicated by the information provided on the Company’s website and in its periodic and annual reports.

Likewise, the Company’s officers and senior managers have devoted the vast majority of their time to continuing to cultivate relationships and explore business opportunities in the oil and gas industry.

H. Roger Schwall

June 23, 2017

As indicated in the Company’s most recent Form 10-Q (for the quarterly period ended March 31, 2017), 100% of the Company’s revenues were derived from management fees under a service agreement pursuant to which the Company provided services including but not limited to locating, investigating and analyzing potential non-operator oil and gas projects and day-to-day operations related to such projects. Likewise, as noted in the Company’s most recent Form 10-K (for the year ended December 31, 2016), the Company earned $1,049,451 in management fees in connection with this relationship from June 21, 2016 through December 31, 2016. Although, as the Staff notes, the Company has entered into an agreement to sell its remaining interest in this entity, the Company has no intention of ceasing operations or changing its business plan.

The Company also believes that it is eligible to rely on the exemption available under Section 3(c)(9) of the Investment Company Act to avoid being deemed an inadvertent investment company under the Investment Company Act. In particular, the Company intends for substantially all of its business to continue to consist of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interest or participation relating to such mineral royalties or lease.

Notwithstanding the foregoing discussion, the Company has revised its risk factor disclosure in the prospectus under the heading “[t]he Company may become subject to the requirements of the Investment Company Act of 1940” to provide additional disclosure concerning the potential risks posed by the Company’s proposed SPAC sponsorship relative to its continued compliance with the Investment Company Act.

3.	You indicate in several locations that the SPAC, if formed, will seek “a target business in the energy industry.” Clarify what actions you would take if you are unable to locate a target in the energy industry.

Response:

The Company expects that the SPAC will focus on effecting a merger or similar business combination with a target business in the energy or energy-related industries in light of the relevant industry background and experience of the SPAC’s management team. Nonetheless, the Company understands that the SPAC’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region. The Company believes that the primary consideration in identifying any prospective target business will be whether the target business has a fair market value of at least 80% of the assets held in the SPAC’s trust account. As such, any inability to locate a target in the energy or energy-related industry would not be expected to have a material impact on the SPAC’s ability to consummate a business combination. The registration statement has been revised throughout the prospectus to reflect the Company’s understanding of the SPAC’s likely area of focus for a target business combination.

In addition, if the SPAC is unable to locate a target in the energy or energy-related industry and also fails to locate a prospective target business in a different industry, then the Company expects to continue to operate its business which includes providing management and consulting services to joint venture partners, which is not dependent on the success of the SPAC.

Recent Developments, page 10

4.	Please confirm that the rights offering will be open for at least 20 days.

Response:

The Company hereby confirms that the rights offering will be open at least 20 days. The prospectus has also been revised to disclose this information in each location that addresses the expiration of the rights offering period.

5.	In the DEF14C filed on May 30, 2016, you indicated that you would continue to “own equity interests in BRHC which will be 95% owned by Chambers indirectly through the Chambers Affiliates. The Company will provide management and consulting services to BRHC pursuant to the Management Services Agreement and will continue to provide management and consulting services to Merced Black Ridge, LLC.” Address why you subsequently decided not to pursue that plan.

H. Roger Schwall

June 23, 2017

Response:

Following the recapitalization transaction that was described in the DEF14C filed on May 30, 2016, the Company did own equity interests in Black Ridge Holding Company, LLC (BRHC). Based on oil prices and sale opportunities, Chambers elected to sell the oil and gas assets owned by BRHC in the second quarter of 2017. The oil and gas assets were sold to an entity that managed other oil and gas assets and no longer required the Company’s management and consulting services. The Company will provide management and consulting services to BRHC pursuant to the Management Services Agreement through June 30, 2017.

The Company has also continued to provide management and consulting services to Merced Black Ridge, LLC although given the depressed nature and volatility of oil and gas prices in the last year, Merced Capital has not been as active in seeking investments of oil and gas assets and has not completed an investment. As noted above in response to Comment 1, the Company has submitted multiple bids for the acquisition of oil and gas assets in conjunction with other joint venture partners and continues to actively pursue the management and consulting services strategy that was described in the DEF14C filed on May 30, 2016 and in the Company’s subsequent periodic reports.

The Company may become subject to the requirements of the Investment Company Act of 1940..., page 17

6.	You indicate that the Investment Company Act “excludes from this definition any person substantially all of whose business consists of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interest or participation relating to such mineral royalties or leases.” Address the impact should the SPAC choose to merge with or otherwise acquire a business or assets not covered by the exclusion you cite.

Response:

As discussed in the Company’s response to Comment 2 above, the Company believes that it should not be characterized as an investment company based on the exemption available under Section 3(b)(1) of the Investment Company Act because it is not and will not be “primarily engaged” in a business of investing or holding securities and that it would otherwise qualify for the exemption available under Section 3(c)(9) of the Investment Company Act. To the extent that the Company determines that no other exemption is available to it under the Investment Company Act and it is otherwise unable to avoid being characterized as an investment company, the Company will consider whether it is necessary to engage in further restructuring of its business operations.

The Standby Purchase Agreement, page 27

7.	Identify the backstop purchasers. Also, file the executed Standby Purchase Agreement as an exhibit. We note that you filed the form of agreement with the Form 8-K on May 30, 2017.

Response:

The Company respectfully notes that each of the backstop purchasers are identified in Exhibit A to the Standby Purchase Agreement filed as Exhibit 10.10 to the Registration Statement. The Company would also highlight that the Registration Statement discloses that the backstop purchasers include members of the Company’s board of directors, its Chief Executive Officer, and its largest stockholders. The Registration Statement has also been revised to identify each backstop purchaser as requested by the Staff under the heading “Are there backstop purchasers?” in the section entitled “Questions and Answers Relating to the Rights Offering.” Notwithstanding the description of the agreement included in the exhibit index for the Form 8-K filed on May 30, 2017, the Company hereby confirms that the Standby Purchase Agreement filed as Exhibit 10.10 to the Registration Statement is the final executed copy of the Standby Purchase Agreement.

H. Roger Schwall

June 23, 2017

8.	In that regard, we note that Exhibit 99.1 to that Form 8-K references this registration statement and provides information about the Black Ridge Rights Offering and contains a SPAC Primer. Please advise as to the consideration that you gave to the requirements of Rule 425 with regards to these materials. We note that the Form 8-K was not “tagged” on EDGAR as a 425 filing and the box regarding Rule 425 on the cover of the Form 8-K was not checked.

Response:

The Company respectfully notes that Rule 425 of the Securities Act relates to the filing of certain prospectuses and communications under Rule 135 in connection with business combination transactions. As noted in the adopting release for Rule 425, “a ‘business combination transaction’ means any Rule 145(a) transaction (including mergers, recapitalizations, acquisitions, and similar matters) or tender offer (including issuer tender offers).” See SEC Release No. 33-7760 (January 24, 2000). The release further clarifies that the rules thereunder are specifically applicable to business combination transactions – not capital-raising transactions. The information reflected in the investor presentation filed with the Form 8-K is filed in connection with a capital-raising transaction (i.e. a rights offering) – not a business combination transaction. As such, it would not constitute materials subject to Rule 425.

The information reflected in the investor presentation was filed in compliance with Rule 134 of the Securities Act which sets forth parameters for information that may be included in communications without such communications being considered a prospectus under the Securities Act. In particular, the Rule 134 safe harbor permits inclusion of the following information, e.g. the title and price of security, a description of the intended use of proceeds, and the anticipated schedule of an offering. The presentation also includes the legends and information as to how to obtain a copy of the prospectus required under Rules 134(b) and Rule 134(d). In each of these respects the information included in the investor presentation complies with the safe harbor for such communications available under Rule 134.

* * * *

H. Roger Schwall

June 23, 2017

If you should have any further questions, please do not hesitate to contact Bryan Pitko directly at (612) 335-7061 and Jill Radloff directly at (612) 335-7119.

Respectfully Submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff                              /s/ Bryan J. Pitko

cc:       Ken DeCubellis